Mail Stop 3561

								December 30, 2005

Jonathan Mercier
Hartford Life Insurance Company
200 Hopmeadow Street
Simsbury, Connecticut 06089

      Re:	Hartford Life Insurance Company
		Registration Statement on Form S-3
		Filed December 2, 2005
		File No. 333-130089

Dear Mr. Mercier:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please revise to include the information called for by Item
1102
of Regulation AB on the cover page of the supplements, using brackets for information which will only be known at the time of doing a takedown. We do not understand why a pricing supplement would be necessary for this asset class since it is not for any other.
2. Similarly, please revise to include bracketed alternatives throughout the supplement to the extent possible to provide us with the various alternatives that might form part of the structure of a takedown.

3. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate.
4. We note your statement here, in the additional prospectus supplements and in the base prospectus, that the pricing supplement may add to, update, supplement, or clarify the terms contained in the prospectus and applicable prospectus supplement. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus or prospectus supplements, as applicable, to describe the assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
5. Please confirm that the depositor or issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
6. Either include the information called for by Item 1105 of Regulation AB or provide us with your analysis of why it is not material.
7. Please clarify which person or entity is responsible for the management or collection of the pool assets or making allocations or distributions to holders of the asset-backed securities, and provide the disclosure required by Item 1108 of Regulation AB.
8. Please tell us how you intend to provide for an annual report on assessment of compliance with servicing criteria for asset-backed securities as well as an attestation report from a registered public accounting firm pursuant to Exchange Act Rule 15d-18 and Item 1122 of
Regulation AB. See also Item 1123 of Regulation AB. Please note that all of the required reports must be filed as exhibits to the annual report on Form 10-K.


9. Please confirm that you plan to file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement prior to or at the time of each takedown or that all the material terms will have already been disclosed in the 424. Refer to 1100(f) of Regulation AB.
10. Please include a separately captioned section and disclose any legal proceedings pending against Hartford Life, the trustee, issuing entity or any other transaction party that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

Prospectus Supplements

Cover Page
11. When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation
AB for the definition of issuing entity. In this regard, please revise your cover page, including the fifth paragraph, to ensure that it accurately reflects the language under Item 1102(d) of Regulation
AB. For example, please clarify that the securities represent the obligations of the "issuing entity."

Base Prospectus

General
12. Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item
1113(c) of Regulation AB. Such table should be formatted in a manner that provides a comprehensive picture of where the fees are going. Also, please add this section to the table of contents.
13. Please describe the reports or other documents that will be provided to security holders required under the transaction agreements. Refer to Item 1118(a).

Description of the Notes, page 14
14. Please describe in the base prospectus the interest rate or rate of return alternatives for the asset-backed securities pursuant to
Item 1113(a)(3) of Regulation AB. For example, the base prospectus should contain the interest rate information beginning on page S-6 of the prospectus supplement, including the indices on which interest rates may be based.


Description of the Funding Agreements, page 21
General, page 21
15. We note your discussion about credit ratings on page 22.
Please
expand this disclosure to describe any arrangements to have the ratings monitored while the securities are outstanding. Refer to
Item 1120 of Regulation AB.

* * * * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact John Stickel at (202) 551-3324 or me at (202) 551-3454 if you have any questions.


								Sincerely,



								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (212) 521-7036
	Steven J. Slutzky
	Debevoise & Plimpton  LLP
	919 Third Avenue
	New York, NY 10022
Jonathan Mercier
Hartford Life Insurance Company
December 30, 2005
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